Filed by First Opportunity Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
Boulder Growth & Income Fund, Inc.
Investment Company Act File No. 811-02328
Boulder Total Return Fund, Inc.
Investment Company Act File No. 811-07390
The Denali Fund Inc.
Investment Company Act File No. 811-21200
First Opportunity Fund, Inc.
Investment Company Act File No. 811-04605

Boulder Investment Advisers, LLC, Rocky Mountain Advisers, LLC and Stewart West Indies Trading Company, Ltd. Announce Board Approval
of the Reorganization of Four Closed-End Funds

November 4, 2013 (Business Wire) – Boulder Investment Advisers, LLC (“BIA”), Rocky Mountain Advisers, LLC (“RMA”) and Stewart West Indies Trading Company, Ltd. (d/b/a Stewart Investment Advisers) (“SIA”) announced today that the Board of Directors (each a “Board” and collectively, the “Boards”) of each of Boulder Total Return Fund, Inc. (“BTF”), The Denali Fund Inc. (“DNY”), First Opportunity Fund, Inc. (“FOFI”) and Boulder Growth & Income Fund, Inc. (“BIF” and, together with BTF, DNY and FOFI, the “Funds”), have approved the reorganization of each of BTF, DNY and FOFI (the “Target Funds”) into BIF, with BIF continuing as the surviving fund (each, a “Reorganization” and collectively, the “Reorganizations”).  The Reorganizations are contingent upon stockholder approval of each Reorganization and other conditions and contemplate, among other things, the following actions:

•
The assets of the Target Funds will be transferred to, and the liabilities of the Target Funds will be assumed by, BIF in exchange for shares of common stock of BIF (the “BIF Shares”).  The BIF Shares will then be distributed to the respective Target Fund stockholders.  The net asset value (not market value) of the BIF Shares received by the Target Fund stockholders in the Reorganization will equal the aggregate net asset value (not market value) of the respective Target Fund shares held by such stockholders as of the valuation date.

Certain other actions contemplated by the Reorganizations have been approved by the applicable Boards, subject to stockholder approval.  Of these other actions, the following are conditions for the completion of the Reorganizations:

•
An amendment to FOFI’s Articles of Amendment and Restatement eliminating the right of stockholders to demand the fair value of their shares upon reorganization with another registered investment company in a family of investment companies having the same investment adviser or administrator as FOFI (the “FOFI Amendment”); and

•	The elimination of BIF’s fundamental investment policy limiting the ability to invest more than 4% of total assets in any single issuer (the “4% Policy Change”).

The applicable Boards also approved the following actions, subject to stockholder approval, which are not conditions for completion of the Reorganizations:

•
Upon effectiveness of the Reorganizations, BIF will adopt new investment advisory agreements.  The new agreements will provide for a reduction in the current advisory fee (1.25% with a temporary fee waiver of 0.10%) to a new fee of 1.10% on assets under management up to $1 billion, 1.05% for assets between $1 billion and $1.5 billion, 1.00% for assets between $1.5 billion and $2.0 billion and 0.95% for assets exceeding $2.0 billion (the “Advisory Agreements”); and

•
Upon effectiveness of the Reorganizations, BIF will adopt a new fundamental investment policy for BIF such that it may not invest more than 10% of its net assets in “private funds” (e.g. hedge funds) (the “Hedge Fund Policy Change” and, together with the 4% Policy Change, the “Policy Changes”).

The Boards also determined that if the FOFI Amendment is not approved by FOFI stockholders, the Reorganizations, Advisory Agreements and Policy Changes will not be considered or voted upon by the respective stockholders.

In the course of their review of the Reorganizations, each Fund’s Board considered potential benefits including, but not limited to, economies of scale, the reduction in advisory fees, reduction in director fees, expense savings for certain Funds, reductions in issuer concentrations, increased secondary market liquidity, narrowing of discounts, and consolidation of advisory service arrangements.  In addition, the Boards noted certain characteristics of the Funds, including similar investment objectives, common portfolio managers and investment philosophies, as well as similarities in portfolio construction.  The Boards also considered the potential disadvantages associated with the Reorganizations, including the possibility of portfolio rebalancing and the attendant transaction costs.

It is currently expected that the Reorganizations will be completed in the second quarter of 2014, subject to requisite stockholder approvals and all regulatory requirements and customary closing conditions being satisfied.  Prior to consummation of the Reorganizations, each Fund is expected to distribute estimated undistributed net investment income and realized capital gains, if any exists.  This is in addition to the year-end distributions of net investment income, if any, and capital gains realized, if any, during the current year for each Fund.  More information on the proposed Reorganizations will be contained in the proxy materials that the Funds anticipate filing in the first quarter of 2014.

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of any of BTF, DNY, FOFI and BIF; nor is this press release intended to solicit a proxy from any stockholder of any of the Funds.  The solicitation of the purchase or sale of securities or of proxies to effect each Reorganization, the FOFI Amendment, the Advisory Agreements and the Policy Changes will only be made by a final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”).

This press release references a Registration Statement, which includes a Joint Proxy Statement/Prospectus, to be filed by the Funds.  This Registration Statement has yet to be filed with the SEC.  After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to stockholders of the Funds unless and until the Registration Statement is declared effective by the SEC.

The Funds and their respective Boards, officers and employees, as well as BIA, RMA and SIA and their respective members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the Reorganizations, the FOFI Amendment, the Advisory Agreements and the Policy Changes.  Investors and stockholders may obtain information regarding the direct and indirect interests of these persons by reading the Funds’ most recent Joint Proxy Statement dated June 13, 2013, which can be found on the Funds’ website at www.boulderfunds.net or on the SEC’s website at www.sec.gov or by reading the Joint Proxy Statement/Prospectus relating to the Reorganizations when it is filed with the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS, THE FOFI AMENDMENT, THE ADVISORY AGREEMENTS AND THE POLICY CHANGES. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE FUNDS CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS. The Joint Proxy Statement/Prospectus will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Registration Statement, including the Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by calling (877) 561-7914.

About BIA, RMA and SIA

BIA, RMA and SIA are SEC registered investment advisers specializing in managing equity investments for closed-end funds.  BIA and RMA are headquartered in Boulder, Colorado and SIA is headquartered in Barbados.  BIA and SIA co-advise BIF, BTF, and DNY and RMA and SIA co-advise FOFI.  BIA, RMA and SIA had assets under management of approximately $1.12 billion as of September 30, 2013.

Forward-Looking Statements

Statements made in this press release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Generally, the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “assume,” “outlook,” “seek,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions identify forward-looking statements, which generally are not historical in nature.  Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BIA, RMA and SIA assume no duty to, and do not undertake to, update forward looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract and retain highly talented professionals, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.  Each Fund’s ability to pay dividends to stockholders is subject to the restrictions in its registration statement, Bylaws and other governing documents, as well as the Investment Company Act of 1940, as amended.

Contact:
Brandon Krinhop:  303-449-0426
Boulder Investment Advisers, LLC
Rocky Mountain Advisers, LLC
Stewart Investment Advisers